Exhibit 1

28 February 2006

Manager Companies

Company Announcements Office

Australian Stock Exchange Ltd

Level 4, Stock Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Sir,

Re: Rinker divests Australian asphalt joint venture

This is to advise that Rinker Group Limited has today completed the sale of its 50% stake in Emoleum to Works Infrastructure Pty Limited – a subsidiary of the engineering services group Downer EDI Limited – following the receipt of approval from the Australian Competition and Consumer Council (ACCC). The sale was originally announced to the Australian Stock Exchange on 22 December 2005.

Yours faithfully,

Peter Abraham

Company Secretary

Rinker Group Limited     ABN 53003433118

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067 PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6600 Facsimile (02) 9412 6666